Exhibit 99.2

Li Auto Inc. Updated Disclosures

Recent Development

Vehicle Delivery

In April 2023, we delivered 25,681 vehicles, representing an increase of 516.3% from April 2022. As of April 30, 2023, we had delivered 335,599 vehicles in total.

As of April 30, 2023, we had 302 retail stores in 123 cities, as well as 318 servicing centers and Li Auto-authorized body and paint shops operating in 222 cities.

Autonomous Driving and BEV Roadmap

On April 18, 2023, we unveiled our autonomous driving and BEV roadmap at the 20th Shanghai International Automobile Industry Exhibition. In terms of autonomous driving, we expect to release our city NOA for beta testing in its full-stack self-developed Li AD Max 3.0 in the second quarter of 2023, and targets to roll out in 100 cities nationwide by the end of 2023. In addition, we introduced our 800-volt fast charging solution, which allows our BEVs to achieve a driving range of 400 kilometers with around 10 minutes of charging. We will strive to establish a model portfolio of one super flagship vehicle, five EREVs, and five HPC BEVs by 2025. We endeavor to build over 300 charging stations along highways by the end of 2023 and will strive to expand our charging network to 3,000 charging stations by 2025.

Safety Evaluation Results

In April 2023, the China Insurance Automotive Safety Index (“C-IASI”) Management Center published the safety evaluation results for Li L8 based on crash tests. Li L8 achieved a G rating, the highest safety rating, in three out of four evaluation categories — occupant safety, pedestrian safety, and assistance safety — and an M rating in the crashworthiness and repair economy category. With respect to occupant safety, Li L8 received G ratings in the crash tests of 25% frontal offset impact on both the driver and passenger sides.

In April 2023, Li L9 achieved a five-star safety rating in the latest China New Car Assessment Program (“C-NCAP”) tests released by China Automotive Technology and Research Center Co., Ltd. It received currently the highest weighted score of 91.3% among vehicles tested under the C-NCAP management protocol (2021 edition), including 93.37% on occupant protection, 75.87% on pedestrian protection, and 95.55% on active safety.

2022 Environmental, Social and Governance Report

On April 21, 2023, we published its 2022 Environmental, Social and Governance (ESG) report (https://ir.lixiang.com/esg), detailing our ESG strategies, practices, and performance in 2022.

At-The-Market Offering

On June 28, 2022, we announced the at-the-market offering program to sell up to US$2,000,000,000 of ADSs, each representing two Class A ordinary shares of Li Auto Inc.

As of the date of this document, we have sold 9,431,282 ADSs representing 18,862,564 Class A ordinary shares of Li Auto Inc. under this at-the-market offering program raising gross proceeds of US$366.5 million before deducting fees and commissions payable to the distribution agents of up to US$4.8 million and certain other offering expenses. These figures remain unchanged compared to the Company's last update of the ATM Offering in the fourth quarter and full year 2022 earnings release.

Results of Operations for the Three Months Ended March 31, 2023

Set forth below is a discussion of our unaudited consolidated statements of comprehensive (loss)/income data for the three months ended March 31, 2022 and 2023. All translations from Renminbi to U.S. dollars are made at a rate of RMB 6.8676 to US$1.00, the exchange rate in effect on March 31, 2023 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any RMB amounts could have been, or could be, converted into U.S. dollars at any particular rate, or at all.

Three Months Ended March 31, 2023 Compared to Three Months Ended March 31, 2022

Revenues

Our total revenues increased from RMB9.56 billion for the three months ended March 31, 2022 to RMB18.79 billion (US$2.74 billion) for the three months ended March 31, 2023, primarily due to an increase in revenues from vehicle sales.

Revenues from vehicle sales increased from RMB9.31 billion for the three months ended March 31, 2022 to RMB18.33 billion (US$2.67 billion) for the three months ended March 31, 2023, primarily attributable to the increase in vehicle deliveries, as well as the higher average selling price contributed by the Li L series.

Revenues from other sales and services increased from RMB253.4 million for the three months ended March 31, 2022 to RMB459.7 million (US$66.9 million) for the three months ended March 31, 2023, primarily attributable to increases in sales of accessories and services in line with higher accumulated vehicle sales.

Cost of Sales

Our cost of sales increased from RMB7.40 billion for the three months ended March 31, 2022 to RMB14.96 billion (US$2.18 billion) for the three months ended March 31, 2023, primarily attributable to the increase in vehicle deliveries as well as higher average vehicle cost due to different product mix between two quarters.

Gross Profit

As a result of the foregoing, our gross profit increased from RMB2.16 billion for the three months ended March 31, 2022 to RMB3.83 billion (US$557.7 million) for the three months ended March 31, 2023. Gross profit from vehicle sales increased from RMB2.09 billion for the three months ended March 31, 2022 to RMB3.62 billion (US$527.4 million) for the three months ended March 31, 2023. Gross profit from other sales and services increased from RMB75.2 million for the three months ended March 31, 2022 to RMB207.9 million (US$30.3 million) for the three months ended March 31, 2023. The increase in gross profit for the three months ended March 31, 2023 was primarily attributable to the increase in vehicle deliveries.

Research and Development Expenses

Our research and development expenses increased from RMB1.37 billion for the three months ended March 31, 2022 to RMB1.85 billion (US$269.7 million) for the three months ended March 31, 2023, primarily attributable to an increase in expenses to support our expanding product portfolios as well as increased employee compensation as a result of our growing number of staff.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased from RMB1.20 billion for the three months ended March 31, 2022 to RMB1.65 billion (US$239.6 million) for the three months ended March 31, 2023, primarily attributable to the increase in employee compensation as a result of growing number of staff as well as increased rental expenses associated with the expansion of our sales and servicing network.

(Loss)/Income from Operations

As a result of the foregoing, the operating loss was RMB413.1 million for the three months ended March 31, 2022, compared with RMB405.2 million (US$59.0 million) income from operations for the three months ended March 31, 2023.

Interest Income and Investment Income, Net

Our interest income and investment income, net increased from RMB162.9 million for the three months ended March 31, 2022 to RMB418.5 million (US$60.9 million) for the three months ended March 31, 2023, primarily attributable to an expansion of our cash position.

Others, Net

Others, net decreased from RMB279.7 million for the three months ended March 31, 2022 to RMB181.5 million (US$26.4 million) for the three months ended March 31, 2023, primarily attributable to the reimbursement paid to us by the depositary of our ADS program in the first quarter of 2022 and decreased VAT refunds.

Net (Loss)/Income

As a result of the foregoing, we achieved net income of RMB933.8 million (US$136.0 million) for the three months ended March 31, 2023, compared with net loss of RMB10.9 million for the three months ended March 31, 2022.

Cash Flows and Working Capital

As of March 31, 2023, we had RMB65.00 billion (US$9.46 billion) in cash and cash equivalents, restricted cash, time deposits and short-term investments. Our cash and cash equivalents primarily consist of cash on hand, time deposits, and highly-liquid investments placed with banks or other financial institutions, which are unrestricted for withdrawal or use and have original maturities of three months or less.

Our net operating cash inflow for the three months ended March 31, 2023 was RMB7.78 billion (US$1.13 billion), compared with RMB1.83 billion for the three months ended March 31, 2022. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures, and debt repayment obligations for at least the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Three Months Ended March 31,
	2022	2023
	RMB	RMB	US$

	(in thousands, unaudited)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	1,833,769	7,780,366	1,132,909
Net cash provided by/(used in) investing activities	1,564,251	(2,692,753)	(392,095)
Net cash provided by/(used in) financing activities	902,991	(195,821)	(28,514)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(77,503)	(25,241)	(3,676)
Net increase in cash, cash equivalents and restricted cash	4,223,508	4,866,551	708,624
Cash, cash equivalents and restricted cash at the beginning of the period	30,493,064	40,418,158	5,885,340
Cash, cash equivalents and restricted cash at the end of the period	34,716,572	45,284,709	6,593,964

Net cash provided by operating activities for the three months ended March 31, 2023 was RMB7.78 billion (US$1.13 billion), primarily attributable to our net income of RMB933.8 million (US$136.0 million) adjusted for (i) non-cash items of RMB727.3 million (US$105.9 million), which primarily consisted of share-based compensation expenses and depreciation and amortization and (ii) a net change in operating assets and liabilities of RMB6.12 billion (US$891.0 million).

Net cash used in investing activities for the three months ended March 31, 2023 was RMB2.69 billion (US$392.1 million). This was primarily attributable to (i) our net placement of short-term investments of RMB1.52 billion (US$222.0 million) and (ii) purchase of property, plant and equipment and intangible assets of RMB1.08 billion (US$157.0 million).

Net cash used in financing activities for the three months ended March 31, 2023 was RMB195.8 million (US$28.5 million), primarily attributable to net payment of borrowings of RMB196.3 million (US$28.6 million) with several commercial banks in China.

Material Cash Requirements

Our material cash requirements as of March 31, 2023 and any subsequent interim period primarily include the cash needs in our business operations and capital expenditures.

Capital Expenditures

Our capital expenditures were RMB1.33 billion and RMB1.08 billion (US$157.0 million) for the three months ended March 31, 2022 and 2023, respectively. In these periods, our capital expenditures were primarily used for the acquisition of factory buildings, equipment, tooling and leasehold improvements mainly for retail stores and delivery and servicing centers, laboratories, and production facilities. We plan to continue to incur capital expenditures in the future to meet our business growth. We intend to fund our future capital expenditures with net proceeds from equity and debt offerings, loan financings, existing cash on hand, and cash from sales of vehicles. We expect that our level of capital expenditures will be significantly affected by user demand for our products and services. The fact that we have a limited operating history means that we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate.

Non-GAAP Financial Measure

We use adjusted net income/(loss), a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, we believe that the non-GAAP financial measure helps identify underlying trends in our business and enhance the overall understanding of our past performance and future prospects. We also believe that the non-GAAP financial measure allows for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools and when assessing our operating performance, investors should not consider it in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

The following table reconciles our adjusted net income to net (loss)/income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, for the periods indicated.

	For the Three Months Ended March 31,
	2022	2023
	RMB	RMB	US$

	(in thousands, unaudited)
Net (loss)/income	(10,866)	933,837	135,978
Share-based compensation expenses	487,951	480,229	69,927
Non-GAAP net income	477,085	1,414,066	205,905

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